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                                                                                         EXHIBIT 12
                            APPALACHIAN POWER COMPANY
                       Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
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                                                                 Year Ended December 31,
                                                      1997      1998      1999      2000      2001
 Fixed Charges:
   Interest on First Mortgage Bonds. . . . . . . .  $ 81,009  $ 72,057  $ 65,697  $ 56,003  $ 48,441
   Interest on Other Long-term Debt. . . . . . . .    28,163    40,642    50,712    59,559    61,045
   Interest on Short-term Debt . . . . . . . . . .     4,569     4,245     5,959     8,847    10,722
   Miscellaneous Interest Charges. . . . . . . . .     6,857    11,470     8,212    26,284     4,285
   Estimated Interest Element in Lease Rentals . .     6,000     5,900     6,100     6,300     5,800
        Total Fixed Charges. . . . . . . . . . . .  $126,598  $134,314  $136,680  $156,993  $130,293

 Earnings:
   Income Before Extraordinary Item. . . . . . . .  $120,514  $ 93,330  $120,492  $ 64,906  $161,818
   Plus Federal Income Taxes . . . . . . . . . . .    54,835    43,941    70,950   117,872    81,934
   Plus State Income Taxes . . . . . . . . . . . .     8,109     6,845     5,085    15,307    14,789
   Plus Fixed Charges (as above) . . . . . . . . .   126,598   134,314   136,680   156,993   130,293
        Total Earnings . . . . . . . . . . . . . .  $310,056  $278,430  $333,207  $355,078  $388,834

 Ratio of Earnings to Fixed Charges. . . . . . . .      2.44      2.07      2.43      2.26      2.98
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